UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/ME): 06.948.969/0001-75
Corporate Registry (NIRE): 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in addition to the Material Fact disclosed on June 16 and to the Notices to Shareholders disclosed on June 16 and 23, 2021 and July 2, 2021, in which the Company communicated to the market the following steps for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the “Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A.” (“Protocol and Justification”), dated October 2, 2020, approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders as follows.

The Company recommends that this Notice to Shareholders be read in conjunction with the previous Notice to Shareholders issued on June 16 and 23, 2021 and July 2, 2021 (“Previous Notices”). Capitalized terms and not defined herein shall have the same definitions ascribed to them in the Previous Notices.

I.       Linx Shareholders with Shares Directly Registered in the Registered Shares Register

The Company informs that the schedule for the payment of the Final Adjusted Amount of the Cash Installment to the Linx Shareholders with Linx Shares registered directly in the deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares on the Base Date (“Linx Shareholders Register”), previously expected to occur from July 16, 2021, has been changed. The full amount of the Final Adjusted Amount of the Cash Installment in payment of the redemption amount of the STNE Class A preferred shares to the Linx Shareholders Register will be deposited by STNE with Banco Bradesco S.A. in benefit of Linx Shareholders Register on July 7, 2021 (“Cash Installment Settlement Date”).

Linx Shareholders Register that (i) according to the Previous Notices, have informed its bank account in which the Final Adjusted Amount of the Cash Installment shall be deposited or (ii) are employees or ex-employees of the Company, will receive the transfer of the Final Adjusted Amount of the Cash Installment in the Cash Installment Settlement Date at the bank accounts informed or included in the database of the human resources area of the Company. Banco Bradesco S.A. will directly transfer the amounts related to the payment to the Final Adjusted Amount of the Cash Installment to the remaining Linx Shareholders Register within 2 business days after the information related to the bank account in which the Final Adjusted Amount of the Cash Installment shall be deposited is provided, through the e-mails dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br. STNE have informed the Company that with the full payment of the Final Adjusted Amount of the Cash Installment at the Cash Installment Settlement Date no adjustments or corrections will be made to the amount of the redemption of the STNE’s Class A preferred shares after the Cash Installment Settlement Date.

The delivery of the StoneCo BDRs to the Linx Shareholders Register will remain unchanged and will be made as of July 16, 2021, according to the terms of the Previous Notices.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, July 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2021

Linx S.A.

By: /s/ Rafael Martins Pereira

Name: Rafael Martins Pereira

Title: Investor Relations Officer